FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

11 November 2026

HSBC HOLDINGS PLC

BLOCK LISTING

Application has been made to the London Stock Exchange for a block listing of 5,000,000 Ordinary Shares of US$0.50 each for issue under the HSBC Share Plan 2011 to be admitted to the Official List and to trading upon issue.

The new Ordinary Shares will rank pari passu with the existing issued Ordinary Shares of the Company.

The shares are expected to be admitted to The Official List and to trading on The London Stock Exchange on 13 November 2026.

Block listing summary upon admission:

Share Plan	Previous unalloted securities	Change	Balance of unalloted securties
Employee Share Option Scheme	122,418	-	122,418
Executive Share Option Scheme	1,468,459	-	1,468,459
Employee SAYE Plan	16,986,053	-	16,986,053
Ongoing obligations to issue shares in connection with the acquisition of HSBC Finance Corporation (formerly Household International Inc.)	68,325,450	-	68,325,450
HSBC Holdings Group Share Option Plan	19,458,570	-	19,458,570
HSBC Share Plan	824,887	-	824,887
HSBC Share Plan 2011	8,780,353	5,000,000	13,780,353
HSBC International Employee Share Purchase Plan	1,599,274	-	1,599,274

For and on behalf of
HSBC Holdings plc

Angela McEntee
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 11 November 2026
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